Darden Restaurants, Inc. has requested confidential treatment for portions of this letter pursuant to 17 C.F.R. §83. This letter omits confidential information that was delivered separately to the Division of Corporate Finance. Omissions are denoted by “[*]”.

January 2, 2015

By EDGAR Electronic Transmission

Mr. Andrew Mew
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E. Mail Stop 3561
Washington, D.C. 20549

Re:     Darden Restaurants, Inc.
Form 10-K for the Fiscal Year Ended May 25, 2014
Filed July 18, 2014
File No. 001-13666

Dear Mr. Mew:

We are responding to your letter dated November 25, 2014 (“Comment Letter”), in which you provided comments on the Darden Restaurants, Inc. (the “Company,” “we” or “our”) Annual Report on Form 10-K for the fiscal year ended May 25, 2014 filed on July 18, 2014. We appreciate the Staff’s comments. For ease of reference, the Staff’s comments are repeated in boldface below, immediately followed by the Company’s response.

As requested in the Staff’s Comment Letter, the Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the above referenced filing. The Company acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended May 25, 2014

1.
We note your response to our prior comment one citing the reasons you believe your operating segments (i.e. restaurant brands) continue to have similar economic characteristics despite recent variability in your operating segments’ financial performance measures. We also note your June 2014 analysis of the aggregation criteria outlined in ASC 280, which you believe supports aggregation of your operating segments into a single reportable segment.

As you are aware, operating segments may be aggregated if (1) aggregation is consistent with the objective and basic principles of ASC 280, (2) the operating segments are similar in all of the qualitative areas listed in ASC 280-10-50-11, and (3) the segments have similar economic characteristics.

Regarding (1), the Basis for Conclusions provides context underlying the objective and basic principles of ASC 280. Paragraphs 44-50 indicate that additional disaggregation was one purpose in the issuance of FAS 131. Paragraph 72 and 73 suggest that the FASB provided aggregation criteria to address concerns about a level of detail that may not be useful to readers, may be cumbersome for an enterprise, and may be competitively harmful. This background suggests that the aggregation criteria should be applied with those considerations in mind. We observe that some disaggregation of your single reportable segment appears to be useful to readers in light of the differences noted below, does not appear to be cumbersome, and does not appear to be competitively harmful.

Regarding (2), paragraph 68 in the Basis for Conclusions provides insight into how to assess similarity of products and services. It states that “[a]n enterprise with a relatively narrow product line may not consider two products to be similar, while an enterprise with a broad product line may consider those same two products to be similar.” It appears your qualitative analysis may have been performed at too broad a level. Specifically, your analysis is based upon the fact that all your brands operate within the full service restaurant industry and your restaurant offerings provide guests with array of dining experiences. However, we note that some of your brands, such as those in the Specialty Restaurant Group, are more premium in nature than others in your portfolio, with a significant disparity in average check, alcohol sales, and customer income profiles at those restaurant brands.

Please help us further understand your basis for aggregating your seven operating segments into a single reportable segment and whether your assessment continues to be appropriate in light of the factors noted above. We may have further comment upon receipt of your response.

As stated in our initial response, we believe our restaurant brands meet the aggregation criteria prescribed by ASC 280, in addition to being aligned with the FASB’s intent as summarized in their Basis for Conclusions. We note that the aggregation of operating segments is only appropriate if (1) aggregation is consistent with the objective and basic principles of ASC 280, (2) the operating segments are similar in all of the qualitative areas listed in ASC 280-10-50-11, and (3) the segments have similar economic characteristics.

With respect to (1) the objective and basic principles of ASC 280, we understand the FASB’s intent was for the disclosure of more disaggregated data and the aggregation criteria was provided to address concerns relative to the usefulness of the data, the ability to provide the data and potential for causing competitive harm. We also note the Board’s comments in paragraph 74 of FAS 131, “The Board recognizes that determining when two segments are sufficiently similar to justify aggregating them is difficult and subjective.” We believe aggregation of our operating segments into one reporting unit is appropriate based upon our assessment of the objective and basic principles of ASC 280. The following discussion addresses our views on providing more disaggregated data, relative to the usefulness of the data to our financial statement users, as well as the potential for causing competitive harm.

Rule 83 confidential treatment request made by Darden Restaurants, Inc.; Request Number 1. 1

Usefulness of Segment Data
It is our view that shareholders, analysts and other readers of our financial statements would generally always prefer to have more information than less. However, as noted in paragraph 73 of FAS 131, “The Board believes that separate reporting of segment information will not add significantly to an investor’s understanding of an enterprise if its operating segments have characteristics so similar that they can be expected to have essentially the same future prospects.” As we articulated in our initial response, we expect long-term Restaurant Earnings at each our brands to be between [*] and [*]. Although our brands may operate at various points in or around this range in any given period, our expectation is for long-term convergence towards the midpoint of this range. In our filings and other external communications, we regularly provide sales data by brand, which we believe to be a sufficient level of disaggregation for our financial statement users. We may have various expectations for sales performance between our brands due to variances in same-restaurant sales, unit growth, marketing promotions, etc., however, we expect each of our brands’ earnings to be within our target range. As such, we believe more disaggregated data would not necessarily provide our financial statement readers with more relevant information.

Furthermore, capital resource allocations are determined at an enterprise level, where all significant expenditures are ultimately required to be approved by our Chief Executive Officer. Accordingly, as investment decisions are made, our CEO (chief operating decision maker) is directing resources with the goal of maintaining these margins. Allocations of resources between brands are generally driven by the ability of the individual brands to ultimately support the expenditures. For instance, brands with a larger base can generally support more absolute unit growth in a given year as restaurant level employees can be allocated to the new units without unduly leveraging the existing locations. Another example is when a brand may not be effectively executing their business model, more emphasis may be placed on managing those brands back to target, rather than making further investments in new units or remodeling existing units. In either case, our CEO is directing resources to achieve expected returns in the range of [*] and [*], which is the same range for all brands. Accordingly, it seems reasonable to assert the most useful and relevant information for our financial statement users would be our brand-level sales, coupled with our consolidated earnings information currently provided. Any further disaggregation of the data would not be useful to our financial statement users.

Potential for Causing Competitive Harm
As noted in our annual report, the restaurant industry is intensely competitive with respect to the type and quality of food, price, service, restaurant location, personnel, brand, attractiveness of facilities, and effectiveness of advertising and marketing. The restaurant business is often affected by changes in consumer tastes; national, regional or local economic conditions; demographic trends; traffic patterns; the type, number and location of competing restaurants; and consumers’ discretionary purchasing power. We compete within each market with national and regional chains and locally-owned restaurants for guests, management and hourly personnel and suitable real estate sites. We also face growing competition from the supermarket industry, which offers “convenient meals” in the form of improved entrées and side dishes from the deli section. In addition, improving product offerings at fast casual restaurants and quick-service restaurants, together with negative economic conditions, could cause consumers to choose less expensive alternatives. We expect intense competition to continue in all of these areas.
__________________________
1 Darden Restaurants, Inc. requests the information contained in Request Number 1 be treated as confidential information. The Commission is requested to provide timely notice to the contact person identified on the first page of this letter before any disclosure of the marked confidential information.

A key aspect for Darden being able to effectively navigate the competitive environment described above is our ability to manage the costs and effectively execute our business model through proprietary labor, supply chain and information technology processes. These proprietary processes allow us to execute on pricing and promotional strategies, while maintaining competitively superior restaurant-level margins. Accordingly, we believe disaggregation of our costs and earnings information by brand may be competitively harmful.

With respect to (2) the qualitative similarity of our segments, we continue to assert that all of our brands provide similar Restaurant Earnings and their long-term results are expected to converge over time. The varying average check, alcohol sales and customer income profiles of certain of our brands, as noted by the Staff, are in line with management’s intent to provide for an array of choices within the full-service dining industry and are not inconsistent with our conclusion that each of our operating segments are similar.

As stated in our previous response, our portfolio of brands provides our guests with an array of choices based on their individual preferences, occasions and expectations regarding affordability, service and overall experience. Accordingly, our brands appeal to consumers in the full-service dining industry seeking a particular experience and each of our brands are designed to satisfy our guests’ needs in varying ways. As such, varying consumer income profiles, check levels and alcohol sales percentages are evidence that our guests utilize our brands for various occasions. Based on various forms of feedback from our guests, we note a significant amount of cross-over between our brands (i.e. a guest who dines with us at The Capital Grille restaurant on one occasion, will visit a LongHorn Steakhouse, Bahama Breeze, Olive Garden, Seasons 52, Eddie V’s or Yard House on another occasion). We have a significant amount of data supporting guest cross-over at our larger brands as these brands coexist in a large number of markets. Although we do not have as much specific data on our smaller brands, the general age and income demographic data we do have supports similar amounts of cross-over exists at all of our brands. We provided a summary of this demographic data in the documentation included in our previous response. The data provided illustrates a significant amount of cross-over in age and income distributions, supporting our assertion that our brands serve similar guests, however, as the Staff notes, there remains some variability. We attribute the variability primarily to (1) the limited amount of data available for our smaller brands and (2) the age and income distribution differences inherent in the markets where our smaller brands currently exist. Although our larger brands serve the guests in these same markets, due to the national footprint of our larger brands, the demographics in these specific markets are not weighted as heavily for the larger brands as they are for our smaller brands. As our smaller brands grow their guest base and expand into a more demographically representative market sample, we would expect these age and income distributions to be more similarly weighted and converge even further.

Each of our brands also utilizes a similar skilled workforce, similar raw materials and similar facilities which are located in similar locations. This is illustrated by the centralized purchasing and distribution functions and company-wide information systems, including our point-of-sale and labor management systems we have established to support all of our brands. Additionally, we have centralized training facilities at our Restaurant Support Center, through which our Learning Center of Excellence partners with all of our brands to provide training and continuing development opportunities for restaurant-level leadership.

We believe the fact that our brands all return similar earnings results and represent similar products and services, production processes, customer class and service delivery gives us a reasonable basis for asserting their economic similarity.

Based on the information provided to the Staff in connection with our response dated September 19, 2014, in addition to the information provided above, we believe the aggregation of our operating segments into one reporting unit is consistent with the guidance prescribed in ASC 280. However, we note that the Company is currently in transition with respect to the positions of Chief Executive Officer and Chief Financial Officer, in addition to working through other strategic initiatives, and, as such, we will continue to evaluate our reporting structure to ensure our current segment reporting position remains consistent with the principles of ASC 280.

We trust that this letter is fully responsive to your comments. Please do not hesitate to contact the undersigned at 407-245-5286 if you have any further questions.

Respectfully,

DARDEN RESTAURANTS, INC.

By: /s/ C. Bradford Richmond
C. Bradford Richmond
Senior Vice President and Chief Financial Officer